SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Amendment No. )

Under the Securities Exchange Act of 1934

Pacific Health Care Organization, Inc.
(Name of Issuer)

Common Stock, Par Value $.001 per share
(Title of Class of Securities)

69439P209
(CUSIP Number)

October 1, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Bruce Everakes
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship of Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 33030
	6.	Shared Voting Power 440
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 6631
9.	Aggregate Amount Beneficially Owned by each Reporting Person 40101
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row 9 5.03%
12.	Type of Reporting Person (See Instructions) IN

ITEM 1:

(a)  Name of Issuer:

Pacific Health Care Organization, Inc.

 (b)  Address of Issur’s Principal Executive Offices:

1201 Dove Street
Newport Beach, CA  92660

ITEM 2:

(a)  Name of Person Filing:

Bruce Everakes/Sarah Everakes

(b)  Address of Principal Business Office or, if None, Residence:

3442 Riverfalls Northbrook, IL  60062

(c)  Citizenship:

 United States

(d)  Title of Class of Securities:

 Common

(e)  CUSIP Number:

 69439P209

ITEM 3:  IF THIS STATEMENT IS FILED PURSUANT TO §§240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

ITEM 4:  OWNERSHIP.

(a)  Amount beneficially owned:

Bruce Everakes has power over 33,030 shares, Sarah Everakes has power over 6,631 shares and 440 are held jointly

(b)  Percent of class:

5.03%

(c)  Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	33030
(ii)	Shared power to vote or to direct the vote	440
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of	6631

ITEM 5:   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

NA

ITEM 6:   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

NA

ITEM 7:   IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

NA

ITEM 8:   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

NA

ITEM 9:   NOTICE OF DISSOLUTION OF GROUP.

NA

ITEM 10:  CERTIFICATIONS.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 1, 2015	By:	/s/ Bruce Everakes
Bruce Everakes